Exhibit 99.1

Alterity Therapeutics to Present at the MST Access ‘Hidden Gems in Life Sciences’ Webinar

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 13 June 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer will present a company overview at the MST Access ‘Hidden Gems in Life Sciences’ webinar on Thursday, 13 June 2024 in Australia / Wednesday, 12 June 2024 in the United States.

Details are listed below and registration is required.

Webcast details

AUSTRALIA PARTICIPANTS:

Date:	Thursday, 13 June 2024
Time:	1:30 p.m. AEST (Sydney/Melbourne)

UNITED STATES PARTICIPANTS:

Date:	Wednesday, 12 June 2024
Time:	8:30 p.m. Pacific Time
11:30 p.m. Eastern Time

To join the presentation, please click the webinar link here.

Investors will have the opportunity to ask questions during the call, at the conclusion of the presentation.

A recording of the webinar will be made available on the Alterity Therapeutics website after the event, which you can access here: www.alteritytherapeutics.com.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386